

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 8, 2021

Suying Liu
Chief Executive Officer
Mountain Crest Acquisition Corp.
311 West 43rd Street, 12th Floor
New York, New York 10036

> **Re: Mountain Crest Acquisition Corp.**
> **Proxy Statement on Schedule 14A**
> **Filed November 9, 2020**
> **File No. 001-39312**

Dear Mr. Liu:

    We have completed our review of your filing.  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Trade & Services

cc:    Tahra Wright